PRIMO WATER CORPORATION
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104
November 3, 2010
VIA EDGAR AND FACSIMILE (703-813-6980)

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, NE Washington, DC 20549
Attn:	H. Christopher Owings Brigitte Lippmann Lilyanna L. Peyser

Re:	Primo Water Corporation Registration Statement on Form S-1 (File No. 333-165452)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Primo Water Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to be declared effective at 2:00 p.m., Eastern time, on Thursday, November 4, 2010 or at such later time as the Company or its counsel, K&L Gates LLP, may orally request by telephone call to the Staff of the Division of Corporation Finance of the Commission. Once the above-referenced Registration Statement has been declared effective, please orally confirm that with Sean M. Jones at K&L Gates, LLP at (704) 331-7406.
     The Company hereby acknowledges its obligations and responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1 ;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement on Form S-1 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 3, 2010

     Please contact Sean M. Jones of K&L Gates LLP (704-331-7406) if you have any other questions or regarding this matter.

Very truly yours,

By:	/s/ David Mills

David Mills Controller

cc:	Sean M. Jones (K&L Gates LLP) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)